SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Titan International, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

5.25% Senior Convertible Notes due 2009
(Title of Class of Securities)

88830MAA0
(CUSIP Number of Class of Securities)

Cheri T. Holley
Vice President, Secretary and General Counsel
Titan International, Inc.
2701 Spruce Street
Quincy, Illinois 62301
(217) 228-6011
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With Copies to:

Barbara A. Bowman	Lisa L. Jacobs
Bodman LLP	Shearman & Sterling LLP
6th Floor at Ford Field	599 Lexington Avenue
1901 St. Antoine Street	New York, New York 10022-6069
Detroit, MI 48226	(212) 848-4000
(313) 259-7777

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$132,793,668	$14,209

(1)	Estimated solely for the purpose of determining the registration fee. The amount assumes the conversion of all outstanding 5.25% Senior Convertible Notes due 2009.

(2)	The filing fee, calculated in accordance with Section 13(e)(3) of the Exchange Act is equal to $107.00 for each $1,000,000 of the aggregate Transaction Value, and, as set forth below, has been offset as provided in Rule 0-11(a)(2) by $14,209, representing the registration fees paid under Section 6(b) of the Securities Act of 1933, as amended, with respect to this transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,209	Filing Party: Titan International, Inc.
Form or Registration No.: Form S-4 (File No. 333-140121)	Date Filed: January 19, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by Titan International, Inc., an Illinois corporation (the “Company”), and relates to an offer (the “Conversion Offer”) by the Company to increase the conversion rate upon the conversion of any and all of the Company’s 5.25% Senior Convertible Notes due 2009 (the “Convertible Notes”), into shares of the Company’s common stock, no par value (the “Common Stock”), upon the terms and subject to the conditions set forth in the conversion offer prospectus dated January   , 2007 (the “Conversion Offer Prospectus”) and the related letter of transmittal. The Conversion Offer Prospectus and the related letter of transmittal form parts of the Company’s Registration Statement on Form S-4 (File No. 333-140121), as filed with the Securities and Exchange Commission (the “SEC”) on January 19, 2007 (the “Registration Statement”), relating to the shares of Common Stock to be issued to holders of Convertible Notes who validly surrender their Convertible Notes for conversion in the Conversion Offer, and the Conversion Offer Prospectus and the related letter of transmittal are incorporated herein by reference to the extent provided herein.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended. To the extent noted, information set forth in the Registration Statement is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

Information is being disclosed to security holders through the Conversion Offer Prospectus, which is a prospectus meeting the requirements of Rule 421(d) under the Securities Act of 1933, as amended. A summary term sheet is provided on pages 8 to 9 of the Conversion Offer Prospectus.

Item 2.	Subject Company Information.

(a) Name and Address.  The name of the subject company is Titan International, Inc. The address of the Company’s principal corporate offices is 2701 Spruce Street, Quincy, Illinois 62301. Its telephone number is (217) 228-6011.

(b) Securities.  The subject class of securities is the Company’s 5.25% Senior Convertible Notes due 2009. As of January 18, 2007, $81,200,000 aggregate principal amount of Convertible Notes was outstanding.

(c) Trading Market and Price.  The information with respect to the Convertible Notes contained in the section entitled “Market for Our Common Stock and Convertible Notes” in the Conversion Offer Prospectus is incorporated herein by reference in response to this item. There is no established reporting system or trading market for trading in the Convertible Notes; the Convertible Notes currently are traded over-the-counter. Accordingly, the Dealer Manager has advised us that there is no practical way to determine the trading history of the Convertible Notes. We believe that trading in the Convertible Notes has been limited and sporadic.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.  The filing person is the subject company. The information set forth in response to Item 2(a) above is incorporated herein by reference in response to this item.

The following persons are the directors, executive officers and controlling persons of the Company.

Name	Position

Maurice M. Taylor Jr.	Chief Executive Officer and Chairman of the Board of Directors
Ernest J. Rodia	Executive Vice President and Chief Operating Officer
Kent W. Hackamack	Vice President of Finance and Treasurer
Cheri T. Holley	Vice President, Secretary, and General Counsel
Erwin H. Billig	Director
Edward J. Campbell	Director
Richard M. Cashin Jr.	Director
Albert J. Febbo	Director
Mitchell I. Quain	Director
Anthony L. Soave	Director

The address and telephone number of each director and executive officer is: c/o Titan International, Inc., 2701 Spruce Street, Quincy, Illinois 62301, (217) 228-6011.

Item 4.	Terms of the Transaction.

(a) Material Terms.  The information contained in the Conversion Offer Prospectus in the sections entitled “The Conversion Offer” and “Material U.S. Federal Income Tax Considerations,” and in the related letter of transmittal, is incorporated herein by reference in response to this item.

(b) Purchases.  The Company does not believe that any amount of Convertible Notes are owned by any officer, director or affiliate of the Company and therefore no securities will be purchased by the Company from any such persons in the Conversion Offer.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.  The information set forth in the Conversion Offer Prospectus in the sections entitled “The Conversion Offer,” “Dealer Manager,” “Information Agent,” “Conversion Agent,” and “Interests of Directors and Officers,” and in the related letter of transmittal, is incorporated herein by reference in response to this item. The Convertible Notes are governed by an indenture, dated as of July 26, 2004, between the Company and U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 10.4. to the Company’s Form 10-Q for the quarterly period ended June 30, 2004 (No. 001-12936)). The Company’s 8% senior unsecured notes due 2012 are governed by an indenture, dated as of December 28, 2006, between the Company and U.S. Bank National Association, as trustee.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.  The information set forth in the Conversion Offer Prospectus in the sections entitled “The Conversion Offer — Purpose and Effect” and “Questions and Answers About the Conversion Offer” is incorporated herein by reference in response to this item.

(b) Use of Securities Acquired.  Convertible Notes accepted for conversion in the Conversion Offer will be cancelled.

(c) Plans.  The information set forth in the Conversion Offer Prospectus in the section entitled “The Conversion Offer” is incorporated herein by reference in response to this item.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.  The information set forth in the Conversion Offer Prospectus in the sections entitled “The Conversion Offer — Terms of the Conversion Offer” and “Questions and Answers About the Conversion Offer” is incorporated herein by reference in response to this item.

(b) Conditions.  The information set forth in the Conversion Offer Prospectus in the sections entitled “The Conversion Offer — Terms of the Conversion Offer” and “The Conversion Offer — Conditions to the Conversion Offer” is incorporated herein by reference in response to this item.

(d) Borrowed Funds.  The information set forth in the Conversion Offer Prospectus in the sections entitled “The Conversion Offer — Terms of the Conversion Offer” is incorporated herein by reference in response to this item. The Company is not expecting to borrow, directly or indirectly, any funds or other consideration required for the purpose of this transaction.

Item 8.	Interest in the Securities of the Subject Company.

The information set forth in the Conversion Offer Prospectus in the section entitled “Interests of Directors and Officers” is incorporated herein by reference in response to this item.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.  The information set forth in the Conversion Offer Prospectus in the sections entitled “Dealer Manager,” “Information Agent” and “Conversion Agent” is incorporated herein by reference in response to this item. None of the Company, the Dealer Manager, the Conversion Agent, the Trustee or the Information Agent is making any recommendation as to whether holders of Convertible Notes should convert such notes in the Conversion Offer.

Item 10.	Financial Statements.

Financial information incorporated by reference in response to this Item 10 may be inspected, and copies thereof obtained, in the manner described in the sections of the Conversion Offer Prospectus entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information,” which sections are incorporated herein by reference in response to this item.

(a) Financial Information.

(1) Audited financial statements of the Company and related notes thereto for the years ended December 31, 2004 and 2005, located in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as filed with the SEC on February 24, 2006, are incorporated herein by reference in response to this item.

(2) Unaudited financial statements of the Company and related notes thereto for the fiscal quarter ended September 30, 2006, located in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006, as filed with the SEC on October 30, 2006, are incorporated herein by reference in response to this item.

(3) Information on the Company’s ratio of earnings to combined fixed charges and preferred dividends, set forth in the Conversion Offer Prospectus in the section entitled “Ratio of Earnings to Fixed Charges” is incorporated herein by reference in response to this item.

(4) The Company’s book value per share as of September 30, 2006 was $9.45 per share.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Conversion Offer Prospectus in the sections entitled “Interests of Directors and Officers” and “The Conversion Offer — Conditions to the Conversion Offer” is incorporated herein by reference in response to this item.

(b) Other Material Information.  Not applicable

Item 12.	Exhibits.

Exhibit
Number	Description

(a)(1)(i)	Conversion Offer Prospectus, dated January , 2007 (incorporated herein by reference to the Registration Statement on Form S-4 (Registration No. 333-140121))
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 (Registration No. 333-140121))
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 (Registration No. 333-140121))
(a)(1)(iv)	Letter to Clients (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 (Registration No. 333-140121))
(a)(1)(v)	Form W-9 and Instructions thereto (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 (Registration No. 333-140121))
(a)(1)(vi)	Press Release, dated January 22, 2007 (filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934)
(d)(1)	Form of Dealer Manager Agreement (incorporated herein by reference to Exhibit 1.1 to the Registration Statement on Form S-4 (Registration No. 333-140121))
(d)(2)	Conversion Agent and Information Agent Agreement, dated January , 2007, by and between Global Bondholder Services Corporation and Titan International, Inc. (incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-4 (Registration No. 333-140121))
(h)	Tax Opinion of Bodman LLP (incorporated herein by reference to Exhibit 8.1 to the Registration Statement on Form S-4 (Registration No. 333-140121))

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TITAN INTERNATIONAL, INC.

By:	/s/ CHERI T. HOLLEY
Cheri T. Holley
Vice President, Secretary and General Counsel

Date: January 19, 2007